SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001 -65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (Company or NET), a publicly-held company, headquartered in the city and state of São Paulo, at Rua Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, under the corporate taxpayer’s ID (CNPJ/MF) # 00.108.786/0001 -65, publicly announces, under the terms of Instruction # 358/02 issued by CVM – Brazilian Securities Commission, the following relevant notice:

As foreseen in the Deed of the Fifth Public Issuance of Debentures closed on September 21, 2005, the Company must use the proceeds from this issuance to accomplish the full prepayment of its financial indebtedness, under the terms of the capital restructuring process. Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and should be concluded in April 2006, when the Senior Secured Notes and the Floating Rate Notes (together “Notes”) issued by Net Sul Comunicações Ltda. (“Net Sul”), a NET’s subsidiary, will be liquidated.

Considering that the Notes will remain outstanding until its effective liquidation, the Company had carried out a consent solicitation to the holders of these Notes aiming to (i) eliminate some obligations from NET and its subsidiaries, including the investment limitation of US$50 million per year; and (ii) release the pledge from Net Sul, NET and its subsidiaries to the holders of these Notes. On September 26, 2005, 91.2% of the holders had accepted the Company’s proposition and had approved the addendum regarding the Notes. The implementation of the addendum to the Notes and the release of the guarantees should be carried out within the next 30 days.

Therefore, the Company will be free from the limitation imposed by its debt foreseen in the capital restructuring process and should benefit from the growth opportunities in its segment.

São Paulo, September 27, 2005.

Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.